UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to theregistrant in connection with Rule 12g3-2(b):

OI S.A.
Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No.33.3.0029520-8

NOTICE TO THE MARKET

Oi S.A. (the “Company”) announces to its shareholders and the market in general a ratio change in connection with its Level II, Sponsored Program of Depositary Receipts (DRs) representing the Company’s preferred shares.

Currently, each DR represents three preferred shares issued by the Company. Upon the occurrence of the ratio change, each DR will represent only one preferred share, resulting in the three-to-one forward split of each DR and the distribution of two additional DRs to the holder of each DR.

As a result, the depositary of the DRs, The Bank of New York Mellon, will issue new DRs and distribute them according to the following timeline:

(i)	The record date for determining the holders of the Company’s DRs that will have the right to receive two additional DRs for each DR held, is August 13, 2012;

(ii)	The distribution of the additional DRs will occur on August 14, 2012; and

(iii)	The effective date for the ratio change will be August 15, 2012.

It will not be necessary for holders of DRs on the record date to take any action to receive the additional DRs. The transaction will occur automatically.

The Company confirms that the remaining characteristics of the DR Program for its preferred shares will be unchanged. As a result, the DRs resulting from the split described above will be of the same type and will afford its holders the same rights as those held by DR holders on the record date.

Rio de Janeiro, August 9, 2012.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer